FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 7, 2011

Item 1

City of Buenos Aires, November 7, 2011

To the
Buenos Aires Stock Exchange
Re: Exploration and Production Development Program 2010/2014, update on non conventional crude oil resources coming from Shale oil formations in the Neuquina basin

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

To that end and with regard to the activities mentioned in the reference line above, we inform you the following:

(i) Under the Exploration and Production Development Program 2010/2014 we completed the first development stage with 15 vertical wells in the Loma La Lata Norte area (which includes the north of the Loma La Lata and Loma Campana areas, hereinafter “LLL Norte”), in the province of Neuquén, all of them with initial flows ranging from 200 to 600 barrels of oil equivalent per day (boe/d), which allows production of about 5,000 boe/d in the area. Such results, which together with seismic and geological studies carried out, allow us to appraise in LLL Norte a surface of 428 km2 with estimated technically recoverable resources of 927 million boe. As of the date hereof, no proved reserves have been recognized for the related projects and may be recognized as such only once the applicable regulations and requirements for recording proved reserves, required by the Comisión Nacional de Valores and the Securities and Exchange Commission are met. The following map shows the area mentioned above

1 Although we believe the shale oil fields in Neuquén are promising, until further work is completed, there remains significant risk that these discoveries will not lead to material proved reserves.

(ii) In addition, and continuing with the exploratory program in the Vaca Muerta formation, the drilling of La Amarga Chica-x3 vertical well targeting the same horizon, located to the north of the previous discovery in LLL Norte, has been successfully completed. After 4 hydraulic fracs, initial tests showed production flows of 400 boe/d, with a 35 API quality oil and wellhead flowing pressure of 310 kg/cm2. This well, added to the Bajada de Añelo discovery (formerly informed and filed with the SEC on July 13, 2011), extend the production potential area another 502 Km2 (of which YPF holds a net share of 306 km2). Resources associated to this area are still in the evaluation process, pending information from additional activity which is currently being executed.

Yours faithfully,

Guillermo Reda
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:November 7, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer